Exhibit 99.1



Alcon Announces Two Agreements Designed to Expand Its Future Drug Portfolio

HÜNENBERG, Switzerland – October 14, 2008 – Alcon, Inc. (NYSE: ACL) announced today that it has executed a new agreement and broadened an existing agreement with two different companies to expand its products under development. Alcon entered into a licensing agreement with GlaxoSmithKline ("GSK") for global ophthalmic rights to cilomilast, a phosphodiesterase IV inhibitor. In addition to this new agreement, Alcon expanded its existing drug research alliance with Origenis GmbH with a focus on the discovery and development of the small molecules that might one day have a role in the treatment of eye diseases. Both agreements were signed by Alcon's affiliate, Alcon Research, Ltd.

"Alcon's focus is on expanding our research pipeline through targeted collaborations," said Sabri Markabi, M.D. who is Alcon's senior vice president of research and development and chief medical officer. "We believe the cilomilast compound has potential for treating dry eye as well as other ophthalmic conditions. The expansion of our already successful arrangement with Origenis will also help Alcon add more early-stage compounds to our exploratory efforts."

Terms of the agreement with GSK include an upfront payment, with additional payments to GSK based on the achievement of developmental milestones and the receipt of ophthalmic product approvals incorporating cilomilast. Royalties will be paid to GSK on the future sales of products incorporating the compound. GSK retains all rights to cilomilast for applications outside of ophthalmic indications and a right to co-promote cilomilast to some physicians for ophthalmic indications.

The terms of the agreement with Origenis provide that Alcon will retain the rights to any products for ophthalmic and nasal applications and Origenis will retain certain rights to all other uses of drug candidates discovered during the alliance. Alcon will make research payments to Origenis through a series of development milestones and royalties on sales.

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About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

About GlaxoSmithKline (GSK)
One of the world's leading research-based pharmaceutical and healthcare companies, GSK is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information, visit www.gsk.com.

About Origenis GmbH
Origenis GmbH (www.origenis.com) is a privately owned biotechnology company headquartered in the Munich Biotech Region. Origenis offers proven expertise in drug design, chemical synthesis and biological characterisation combined with its proprietary Small Molecule Drug Discovery Technology Platform.

Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton
Vice President
Investor Relations and
Strategic Communications
800-400-8599

www.alcon.com